Exhibit 99.1

UPS Announces LNG Truck Fleet Expansion Powered by Westport HD Systems

~UPS Announces Plans to Add Heavy-Duty LNG Transport to Fleet of CNG Delivery Vehicles~

VANCOUVER, Feb. 22 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced UPS's commitment for liquefied natural gas (LNG) trucks powered by Westport HD Systems. The new heavy-duty trucks will be used in interstate operations for the Ontario, California to Las Vegas, Nevada route.

UPS plans to build publicly accessible LNG fuel stations in Las Vegas and will be able to access existing fuel stations in Ontario, California, and Salt Lake City, Utah, thus filling in an LNG trucking corridor from California to Utah. Funding for the trucks and fuelling stations is supported by the U.S. Department of Energy's (DOE) Clean Cities program and the South Coast Air Quality Management District's UPS Ontario-Las Vegas LNG Corridor Expansion Project. The DOE estimates that the LNG trucks alone will help displace approximately 1.25 million gallons of petroleum annually.

"UPS has shown environmental leadership in expanding their natural gas fleet of delivery vehicles to a fleet of heavy-duty interstate trucks powered by Westport HD," said Clark Quintin, President of Westport HD. "Connecting California's existing LNG fuelling stations with developing ones in Utah will create valuable LNG capability on a busy goods movement corridor."

"Investment in a fuel-efficient technology that helps reduce our carbon footprint and reduce our dependence on petroleum remains a key component of UPS's transport strategy," said Mike Britt, director of vehicle engineering at UPS. "For our heavy-duty vehicles, LNG has proved successful in reducing emissions, keeping our maintenance and operating costs low and significantly reducing our dependence on petroleum for these shipping lanes."

The Westport HD System consists of the GX 15-litre engine, proprietary Westport fuel injectors, LNG fuel tanks with integrated cryogenic fuel pumps, and associated electronic components to facilitate robust performance and reliable operation. The Westport HD GX engine is certified and compliant to 2010 U.S. Environmental Protection Agency and California Air Resources Board emission standards in North America.

UPS will now boast a fleet of more than 1,100 natural gas trucks including compressed natural gas (CNG) delivery vehicles powered by Cummins Westport engines and the current order of LNG tractors.

About UPS

UPS pursues a wide range of socially responsible and sustainable business practices designed to reduce its impact on the environment and improve communities around the world.  Learn more about UPS's responsible business practices at www.ups.com/responsibility.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities and speed of adoption of natural gas for transportation. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, governmental policies and regulation, technology innovations, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Elizabeth Raspberry
Public Relations
UPS Phone: 404-828-4866
Email: erasberry@ups.com

CO: Westport Innovations Inc.

CNW 08:50e 22-FEB-11